<u>Exhibit 99.1</u>

3SBio Inc.

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People's Republic of China

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 20, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of 3SBio Inc. will be held on September 20, 2011 at 10:00 a.m., Beijing time, at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People's Republic of China, for the following purposes:

1. To re-elect two directors to serve for their term or until their successors are elected and duly qualified.

2. To ratify the appointment of Ernst & Young Hua Ming ("**E&Y**") as the independent registered public accounting firm of 3SBio Inc. for the fiscal year ending December 31, 2011.

3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares at the close of business on August 15, 2011 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

Dan Lou
Chairman of the Board of Directors

Shenyang, China
August 20, 2011

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

3SBio Inc.

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People's Republic of China

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 20, 2011

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 20, 2011 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People's Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about August 20, 2011.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a duly executed proxy bearing a later date or, if you hold ordinary shares, by delivering a written notice of revocation or attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Bo Tan, our Corporate Secretary.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on August 15, 2011 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADRs are included for purposes of this determination. As of July 29, 2011, 155,196,781 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 136,573,206 were represented by ADRs. The presence of two or more ordinary shareholders in person or by proxy representing not less than 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or certain shareholders meeting specific conditions demands that a poll be taken. Holders of ADRs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company's website at http://www.3sbio.com under the heading "Investors."

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the holders. If no specific instructions are given by such holders, the shares will be voted "FOR" each of the proposals 1 and 2 and in the proxy holder's discretion as to other matters that may properly come before the annual general meeting. Withheld votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote "AGAINST" the proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADRs, has advised us that it intends to mail to all owners of ADRs an ADS Voting Instruction Card, which contains the web address directing to a section at our corporate website where our ADR holders can download this proxy statement and the accompanying notice of annual general meeting. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADRs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote "AGAINST" the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12 p.m., Eastern Standard Time, on September 15, 2011, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADRs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated two current and retiring directors for election at the 2011 annual general meeting. Each director to be elected will hold office until such director retires from office and his or her successor is elected and is duly qualified, or until such director's earlier death, bankruptcy, insanity, resignation or removal. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 31, 2011 and the principal positions with 3SBio Inc. held by them are as follows:

Name	**Age**	**Position**
Lawrence S. Wizel	67	Independent Director
Mingde Yu	65	Independent Director

Director Nominees for Election at the Annual General Meeting

Lawrence S. Wizel has served as a director since September 2006. Since October 2006, Mr. Wizel has been a member of the board of directors of Puda Coal, Inc. (AMEX:PUDA), a supplier of metallurgical coking coal to the industrial sector in China. Since August 2006, Mr. Wizel has served on the board of directors of American Oriental Bioengineering, Inc. (NYSE: AOB), a Chinese company focused on certain prescription and OTC pharmaceutical products and nutraceutical products. Since July 2010, Mr. Wizel has been a member of the board of directors of Sunity Inc. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as a Member on the Board of Trustees of Helen Keller Services for the Blind. He received his bachelor's degree in science from Michigan State University.

Mingde Yu has served as a director since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Director of Economic Operations Department of NDRC from 1998 to 2003. Mr. Yu is currently the honorary Chairman and a Director of the Beijing

Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Chamber of Industry & Commerce - Pharmaceutical Industry Group. In addition, Mr. Yu serves as a member of the board of directors with the following companies: China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP); Huabei Pharmaceutical Co. Ltd (Shanghai Exchange: 600812); Shandong Wohua Pharmaceuticals (Shenzhen Exchange: 002107); and Zhejiang Wanbang Pharmaceuticals. Mr.Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

* * * * *

The director nominees for re-election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE *FOR*
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of E&Y as our independent registered public accounting firm for the year ending December 31, 2011 be ratified. E&Y has served as our independent registered public accounting firm since May 2009.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to ratify this proposal 2.

**OUR AUDIT COMMITTEE RECOMMENDS,
WITH CONCURRENCE OF OUR BOARD OF DIRECTORS,
A VOTE *FOR*
RATIFICATION OF THE APPOINTMENT OF
E&Y
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDING DECEMBER 31, 2011.**

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Ethics which is available on our company's website http://www.3sbio.com under the heading "Investors." To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will be promptly disclosed to the public.

Copies of the charters of our board committees and Code of Ethics will be provided to any shareholder upon written request to: the Corporate Secretary of 3SBio Inc., No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027, People's Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ's Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company's website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2010 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2010 by visiting our website http://www.3sbio.com under the heading "Investors." If you want to receive a hard copy of our annual reports, we will mail a copy to you free of charge. Please send your request by email to ir@3sbio.com.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dan Lou
Chairman of the Board of Directors

Dated: August 20, 2011